[LETTERHEAD OF ELTEK LTD.]

March 12, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mitchell Austin, Staff Attorney

Re:         Eltek Ltd.
 Registration Statement on Form F-1
 File No. 333-229740

Dear Mr. Austin:
The undersigned, on behalf of Eltek  Ltd. ("Eltek"), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 9:00 a.m. Washington, D.C. time, on Monday, March 18, 2019, or as soon thereafter as possible.
Management of Eltek  is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.
Thank you very much for your courtesy in this matter.
Very truly yours,

/s/ Eli Yaffe
Eli Yaffe
CEO